

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

<u>Via E-mail</u>
Arturo Tagle Quiroz
Chief Executive Officer
Bank of Chile
Paseo Ahumada 251
Santiago, Chile

> **Re:** **Bank of Chile**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed April 29, 2011**
> **File No. 001-15266**

Dear Mr. Quiroz:

We have reviewed your response dated March 1, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2010</u>

<u>General</u>

1.    We note your response to the third bullet point of prior comment two. Please have U.S. counsel revise the opinion to cover law applicable not only to Bank of Chile, but also to the transactions and documents to which the opinion letter relates, so that the opinion is consistent with the "recurring customary practice" that you cite.

Risks Relating to Our Operations and the Chilean Banking Industry, page 6

Restrictions imposed by banking regulations may restrict our operations…, page 6

2.      We note your response to prior comment three.  Please revise your disclosure to provide a
         more detailed description of the proposed law regulating maximum interest rates,
         quantify the portion of your loan portfolio that would be impacted by the law if enacted
         and explain the effect it would have on your business.

Business Overview, page 18

Residential Mortgage Loans, page 27

3.      Regarding your response to prior comment five, please confirm that you will add a
         description of the stricter loan requirements that must be met in order to grant
         Mutuos Hipotecarios loans to your disclosure in future filings.

Item 7.  Major Shareholders and Related Party Transactions, page 128

Major Shareholders, page 128

4.      We note your response to prior comment eight.

   •       Please tell us how you calculated the percentage ownership of *your common
            shares* that are held by LQ Inversiones Financieras S.A. and Inversiones LQ-SM
            Limitada (LQ).  Additionally, please confirm whether LQ beneficially owns all of
            your shares owned by SM-Chile S.A., and if so, how your disclosure in future
            filings will reflect this.

   •       Please reconcile your statement that "the shares of Bank of Chile owned by SAOS
            do possess voting rights" with your November 23, 2011 response letter, in which
            you stated that "[t]he shares of Banco de Chile owned by SAOS are non-voting."
            Also, tell us how your disclosure in future filings will reflect the extent to which
            voting rights differ among your major shareholders.  See Item 7.A.1(c) to
            Form 20-F.

   •       Given your statement that "the voting power of SM-Chile S.A. includes the shares
            owned by SAOS," please tell us why your disclosure on page F-80 listed SAOS
            and SM-Chile as separate shareholders as of December 31, 2010.

   •       Please provide us with proposed disclosure pursuant to Item 7.A. of
            Form 20-F for the fiscal year ended December 31, 2011 that is responsive to the
            above bullet points and our prior comments relating to your ownership structure.
            Please ensure that your revised disclosure clearly reflects the relationship among

the entities that have or share the power to direct the voting or disposition of your securities, or to receive the economic benefit of ownership of your securities.

Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director